Exhibit 21.1
Subsidiaries of MediaAlpha, Inc.

Subsidiary	Jurisdiction
Guilford Holdings, Inc.	Delaware
QL Holdings LLC (1)	Delaware
QuoteLab, LLC(2)	Delaware
SkyTiger Studio, Ltd. (2)	Taiwan
(1)    As of December 31, 2021, MediaAlpha Inc. owned 67.9% of QL Holdings LLC
(2)    QuoteLab, LLC is a wholly-owned subsidiary of QL Holdings LLC and SkyTiger Studio, Ltd. is a wholly-owned subsidiary of QuoteLab, LLC